UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 73207 / September 25, 2014

Admin. Proc. File No. 3-15864

In the Matter of

IMAGING DIAGNOSTIC SYSTEMS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Imaging Diagnostic Systems, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Imaging Diagnostic Systems, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Imaging Diagnostic Systems, Inc., is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] 17 C.F.R. ' 201.360(d).

[2] *Imaging Diagnostic Sys., Inc.,* Initial Decision Rel. No. 646 (Aug. 1, 2014), 109 SEC Docket 09, 2014 WL 3778225. The stock symbol and Central Index Key number for Imaging Diagnostic Systems, Inc., are IMDS and 0000790652.

INITIAL DECISION RELEASE NO. 646
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15864

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of IMAGING DIAGNOSTIC SYSTEMS, INC.	INITIAL DECISION August 1, 2014

APPEARANCES: Robert K. Levenson, Division of Enforcement, Securities and Exchange Commission

Robert B. Macaulay for Imaging Diagnostic Systems, Inc.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 8, 2014, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On May 27, 2014, Imaging Diagnostic Systems, Inc. (Imaging Diagnostic) filed its Answer, in which it admits that it has securities registered with the Commission under Section 12(g) of the Exchange Act and that it is delinquent in filing its periodic reports, but states that it is in the process of privately raising capital, which will allow it to complete the delinquent reports and file timely reports going forward. Answer. In its Answer, Imaging Diagnostic believes that its past-due periodic "reports will be completed within the next three months," and that deregistration, rather than suspension, would increase its cost of compliance to the detriment of shareholders. Id.

I held a prehearing conference on June 2, 2014, at which Imaging Diagnostic insisted that obtaining funding was likely, and requested that if I had any discretion I grant a three-month suspension. Tr. 6-7.[1] I explained that to avoid revocation of its registered securities, Imaging Diagnostic would have to distinguish itself from the respondent in Absolute Potential, Inc., Exchange Act Release No. 71866, 2014 SEC LEXIS 1193 (Apr. 4, 2014) (Absolute Potential). I gave the Division of Enforcement (Division) leave to file a motion for summary disposition. See 17 C.F.R. § 201.250.

[1] Citation is to the prehearing conference transcript.

On June 20, 2014, the Division filed a Motion for Summary Disposition with fourteen Exhibits (Motion).[2] On July 7, 2014, Imaging Diagnostic filed a Brief in Opposition with six Exhibits (Opposition).[3] On July 21, 2014, after I granted the Division's consent motion for a one-day extension, the Division filed its Reply Brief and an Amended Reply Brief correcting a single factual misstatement in the Reply Brief.

Positions of the Parties

Division

Imaging Diagnostic is a Florida corporation formed in 1993, with a single product, a Computed Tomography Laser Mammography or "CTLM®."[4] Motion at 1, 3, Ex. 6 at 6, 51. The Division points to Imaging Diagnostic's "financial problems," and notes that according to the company's Form 10-Q for the quarter ended March 31, 2013, Imaging Diagnostic has yet to generate a positive internal cash flow and its "continued existence is dependent upon [its] ability to resolve [its] liquidity problems." Motion at 8, 11-12, Ex. 6 at 6.

On September 18, 2013, the Commission filed a Complaint against Imaging Diagnostic and its two top officers, CEO Linda Grable (Grable) and CFO Allan Schwartz (Schwartz), in SEC v. Imaging Diagnostic Systems, Inc., 13-cv-62025 (S.D. Fla.) (SEC v. Imaging Diagnostic), alleging violations of the antifraud provisions of the securities statutes. Motion at 4, Ex. 7. To resolve the litigation, Imaging Diagnostic, Grable, and Schwartz agreed to injunctions. Motion at 4, Exs. 9(A)-

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[2] Exhibits 1-3 are Commission attestations; Exhibit 4 is Imaging Diagnostic's Form 8-K dated September 30, 2012; Exhibit 5 is a March 18, 2014, letter from the Commission's Division of Corporation Finance to Imaging Diagnostic; Exhibit 6 is Imaging Diagnostic's Form 10-Q for the quarter ended March 31, 2013; Exhibit 7 is the Complaint for Injunctive and Other Relief in SEC v. Imaging Diagnostic Systems, Inc., No. 13-cv-62025 (S.D. Fla) (Sept. 18, 2013) (SEC v. Imaging Diagnostic); Exhibit 8 is Imaging Diagnostic's March 17, 2014, Form 8-K; Exhibit 9(A) is the March 17, 2014, Final Judgment of Permanent Injunction and Other Relief Against Defendant Imaging Diagnostic Systems, Inc. in SEC v. Imaging Diagnostic; Exhibit 9(B) is the March 17, 2014, Final Judgment of Permanent Injunction and Other Relief Against Linda Grable in SEC v. Imaging Diagnostic; Exhibit 9(C) is the March 17, 2014, Final Judgment of Permanent Injunction and Other Relief Against Allan Schwartz in SEC v. Imaging Diagnostic; and Exhibit 10 is an excerpt from Linda Grable's January 28, 2013, sworn investigative testimony.

[3] Exhibit 1 is Imaging Diagnostic's 2014 Florida Profit Corporation Annual Report; Exhibit 2 is the Affidavit of Richard J. Grable II with Exhibits A and B; Exhibit 3 is the Securities Purchase Agreement dated June 27, 2014, between Imaging Diagnostic and Viable International Investments, LLC (Viable) and assigns; Exhibit 4 is the June 30, 2014, audit engagement letter between D'Arelli Pruzansky, P.A. (D'Arelli) and Imaging Diagnostic; Exhibit 5 is the June 12, 2014, audit engagement letter between D'Arelli and Imaging Diagnostic; and Exhibit 6 consists of June 30, 2014, transfer confirmations showing a $100,000 payment by Viable to Imaging Diagnostic, and a $26,000 payment by Imaging Diagnostic to D'Arelli.

[4] Imaging Diagnostic does not contest these facts. See Answer, Opposition at 1-2.

(C). Grable and Schwartz also agreed to civil penalties and to officer and director bars, which caused them to relinquish their positions with Imagining Diagnostic effective March 17, 2014. Motion at 4-5, Ex. 8 at 2. Richard J. Grable II, Grable's son, was appointed to replace Grable as CEO. Motion at 5, Ex. 8.

The Division argues that there are no material issues in dispute and the registration of Imaging Diagnostic's securities should be revoked because it has securities registered with the Commission yet, when the OIP was issued, it had not filed a Form 10-K for the fiscal year ended June 30, 2013 or Forms 10-Q for the quarters ended September 30, 2013, and December 31, 2013, and further had not filed any Forms 12b-25 explaining its inability to make the required filings. Motion at 2, Ex. 3; Amended Reply at 1-2, 4. The Division emphasizes that the missing reports occurred during a time when events occurred that were material and should have been disclosed to investors. Motion at 8, 12; Amended Reply at 7-8. Timely filings would have revealed to investors that Imaging Diagnostic and its top management faced fraud charges based on statements in previous public filings, management changed as a result of the litigation, and the company was publicly acknowledging financial problems. Motion at 4, 8; see also Reply at 7, Amended Reply at 7 (discounting the significance of Imaging Diagnostic's September 19, 2013, and March 17, 2014, Forms 8-K).

The Division disputes Imaging Diagnostic's claims that it has, or will have, the financial resources to file the required periodic statements. Motion 10-12. In support of its position, the Division notes Grable's statements that Imaging Diagnostic has had financial problems going back to 2008, these problems prevented the completion of testing necessary to finalize its application to the Food and Drug Administration, and the company was constantly seeking additional funding. Motion at 5, Ex. 10 (e.g. at 54: "[T]hat year was very tough, I came back. . . [W]hen I came back we had to close all the clinical sites because we didn't have the money."). Also, Imaging Diagnostic's September 30, 2013, Form 8-K stated that the Form 10-K for the year ended June 30, 2013, was not filed, because the company could not pay the associated costs. Motion at 2, Ex. 4 at 2. The Division notes that Imaging Diagnostic's May 2014 Answer represented that it was merely in the process of raising private capital, which would fund preparation of the missing reports. Motion at 3; Answer.

Finally, the Division notes that Imaging Diagnostic did not heed the March 18, 2014, letter from the Commission's Division of Corporation Finance addressing the company's filing deficiencies; and argues that the Commission's opinions in Gateway International Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430 (Gateway), and Absolute Potential support revocation of Imaging Diagnostic's registered securities. Motion at 3, 6-12, Ex. 5.

Imaging Diagnostic

Imaging Diagnostic insists that grounds do not exist for revoking the registration of its securities. Opposition at 11-13. It notes that as of June 25, 2014, its common stock was listed on OTC Link, operated by OTC Markets Group Inc., and that its portfolio holds thirty-five United States and international patents, with several applications pending. Opposition at 1-2 & n.1.

Imaging Diagnostic argues that it has kept investors informed of company developments through a series of Form 8-K filings. Opposition at 4. Its September 19, 2013, Form 8-K disclosed the commencement of the Commission's action, <u>SEC v. Imaging Diagnostic</u>; its March 17, 2014, Form 8-K disclosed the company's management changes as a result of the settlement of <u>SEC v. Imaging Diagnostic</u>; and its June 27, 2014, Form 8-K disclosed its entry into a securities purchase agreement with Viable by which Imaging Diagnostic secured $6 million in financing. Opposition at 4, 11; Ex. 3.[5] According to Imaging Diagnostic:

> the tireless efforts and personal sacrifices of [Grable] and [Schwartz] have finally paid off. On June 27, 2014, Imaging entered into the [securities purchase agreement], which provides a binding commitment for $6,000,000 in financing, including a $100,000 non-refundable deposit. . . . The purchaser, Viable [], is a Florida limited liability company owned by a group of Chinese investors.

Opposition at 4 (internal citations omitted). Imaging Diagnostic received a $100,000 non-refundable deposit from Viable on June 30, 2014, and was due to receive another $2,400,000 payment on July 31, 2014. Opposition at 4, Exs. 3, 6.

Imaging Diagnostic represents that it has begun the process of remedying its filing delinquencies by engaging D'Arelli Pruzansky, P.A., an auditing firm, and has paid the firm a $26,000 retainer fee. Opposition at 5, Exs. 4-6. Imaging Diagnostic expects that it will file all of its delinquent reports by August 31, 2014, and to return to compliance with its filing responsibilities. Opposition at 5.

Imaging Diagnostic argues that the Division's Motion should not be granted because material facts are in dispute. Opposition at 1, 6-8. It believes the <u>Gateway</u> public interest factors do not support revocation. Opposition at 9-13. Imaging Diagnostic tries to distinguish its situation from that of the respondent in <u>Absolute Potential</u> claiming that Imaging Diagnostic has missed many fewer filings that the respondent in <u>Absolute Potential</u>, has timely informed investors of company developments through the filing of Forms 8-K, and has not ignored its filing obligations, but has worked diligently to secure funding, because its delinquencies are solely attributable to its financial problems. Opposition at 11-13.

Ruling

With all due deference to Imaging Diagnostic's good intentions and fundraising efforts, the determinative fact is that investors have not had required periodic reports that contain financial information about Imaging Diagnostic since it filed a Form 10-Q on May 15, 2013, for the quarter ended March 31, 2013. Further, Imaging Diagnostic has not made audited financials, which are crucial, available to investors since it filed its Form 10-K for the fiscal year ended June 30, 2012. This is particularly concerning in a situation where fraud has been alleged relating to the company's public filings, and key officers agreed to injunctions barring them from further securities fraud and serving as officers or directors. The Commission has consistently considered periodic filings to be of great significance to investors. <u>SEC v. Beisinger Indus. Corp.</u>, 552 F.2d 15, 18 (1st Cir. 1977). "Compliance with [periodic filing] requirements is mandatory and may not be subject to conditions from the registrant." <u>America's Sports Voice, Inc.</u>, Exchange Act Release No. 55511 (Mar. 22,

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[5] Official notice is taken of the Form 8-K filings. <u>See</u> 17 C.F.R. § 201.323.

2007), 90 SEC Docket 879, 885, <u>mot. for recons. denied</u>, Exchange Act Release No. 55876 (June 6, 2007), 90 SEC Docket 2419.

Commission case law is consistent in viewing recurrent failure to file periodic reports to be "so serious that only a strongly compelling showing with respect to the other factors [] consider[ed] would justify a lesser sanction than revocation." <u>Impax Labs, Inc.</u>, Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252; <u>see also</u> <u>Absolute Potential</u>, 2014 SEC LEXIS 1193, at *9-17 (although respondent became current in its periodic filings prior to the issuance of an initial decision, revocation of the registration of its securities was justified); <u>China-Biotics, Inc.</u>, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *41 (Nov. 4, 2013) ("Section 12(j) does not require a minimum number of missed filings before . . . revocation may be considered."). Imaging Diagnostic's defenses and expectations do not justify lowering the standard that demands that the public have available current, accurate information about issuers with registered securities by way of periodic reports.

Order

I GRANT the Division of Enforcement's Motion for Summary Disposition and, pursuant to Section 12(j) of the Securities Exchange Act of 1934, REVOKE the registration of each class of registered securities of Imaging Diagnostic Systems, Inc.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. <u>See</u> 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. <u>See</u> 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. 17 C.F.R. § 201.360(b)(1).

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Brenda P. Murray
Chief Administrative Law Judge